Simpson Thacher & Bartlett llp
2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

May 21, 2021

Beverly Singleton

Martin James

Erin Purnell

Geoffrey Kruczek
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Snap One Holdings Corp. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Snap One Holdings Corp. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on April 20, 2021. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated May 17, 2021, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

General

1.	Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

In response to the Staff’s comment, the Company advises the Staff that it has provided the Staff with a copy of the PowerPoint presentation that is currently being used in meetings with qualified institutional buyers and institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide copies of any written communications, as defined in Rule 405 under the Securities Act, used after such meetings that differ in any substantive way from those provided to the Staff that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

2.	We note that you define the Equity Conversion on page ii. Given that this transaction will occur in connection with the Offering, please provide a clearer and fuller description of the Equity Conversion in a more prominent section of the filing, such as in the Prospectus Summary or near Use of Proceeds, Capitalization, or Dilution sections, that addresses the following:

•	Explain how the number of common shares of the Company held by the Investor will be distributed to the holders of vested units of the Investor.

•	Disclose the total number of common shares of the Company currently held by the Investor and the number of vested units subject to distribution, along with the conversion or exchange ratio that will be used in determining the number of common shares of the Company that will be distributed.

•	Explain whether the percentage of common shares currently held by the Investor will change once such shares are distributed to the Investor's vested unit holders, whom we presume to be the Sponsor. If not the Sponsor, please tell us and disclose the holder of the vested units.

•	Disclose the computation for the replacement of unvested Incentive Units with newly issued shares of restricted common stock and/or stock options of the Company, and the ownership percentage of the Company before and after the replacement.

•	Consider providing an organizational chart giving effect to the Company before and after the Equity Conversion and Offering, that reflects the ownership percentages of the Company as well.

The Company has revised its disclosure on pages ii and 8 in response to the Staff’s comment.

Prospectus Summary

Company Overview, page 1

3.	Please revise your discussions of net sales on a pro forma basis assuming the acquisitions of MRI, CPD, and Control4 in the last paragraph of this section and elsewhere in the filing to also include disclosure of the corresponding pro forma net loss amount. We note the information presented on page F-19.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

Corporate Information, page 7

4.	It appears from your website address that you do business as SnapAV. Please revise your disclosure in the Company Overview section to make this clear.

The Company has revised its disclosure on page 8 in response to the Staff’s comment.

Summary Consolidated Financial and Other Data, page 11

5.	We note that a portion of the net proceeds from the IPO will be used to repay a portion of the term loan outstanding under your Credit Agreement, plus accrued interest thereon. Please provide supplemental pro forma earnings (loss) per share data, for the most recent fiscal year end and any subsequent interim period only, that gives effect to the number of shares whose proceeds would be used to repay the debt. Include a footnote to the table to explain this presentation and your computation. Refer to analogous guidance in SAB Topic 1.B(3).

In response to the Staff’s comment, the Company has provided pro forma earnings per share data on page 12 which gives effect only to those shares of common stock whose proceeds are being used for the repayment of indebtedness, and have added a footnote to explain this added disclosure.

6.	Refer to your reconciliation of net loss to Adjusted EBITDA on page 13 and to the explanation for adjustment (e). Please expand to disclose the specific periods of time over which the deferred payments will be made to employees associated with your Control4 acquisition and other historical acquisitions. In this regard, we note you disclose these payments are incremental to your typical compensation costs incurred. Please disclose if these cash retention awards for key personnel were one-time awards only and are not reflective in ongoing increased base compensation costs.

The Company has revised its disclosure on pages 15 and 16 in response to the Staff’s comment. In addition, the Company advises the Staff that the Company agreed to pay the share-based compensation as part of existing share agreements Control4 had entered into, and the majority of this compensation was paid immediately after the acquisition. As the awards expire, and even before, the Company is replacing the awards with awards under the Company’s existing equity incentive plan, which are excluded from adjustment (e). Based on these facts, the Company views the expenses included in adjustment (e) as non-recurring.

Risk Factors

Risks Related to Our Business and Industry

Our strategy includes pursuing acquisitions and our potential inability to identify good

opportunities...may harm our financial results., page 21

7.	In the opening paragraph, please provide additional disclosure as to the recent acquisition of HCA Distributing in 2021. This acquisition, if material, should also be further described in a Recent Developments section and also in MD&A, including the date of acquisition and purchase consideration.

The Company has revised its disclosure on page 22 in response to the Staff’s comment. The Company advises the Staff that the acquisition of HCA Distributing is not deemed material.

Our Properties, page 99

8.	It does not appear that you have included your five distribution centers in this section. Please revise, and please consider providing the states in which the distribution centers are located since the only other place you have provided their locations is in the image on page 97.

The Company has revised its disclosure on page 105 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Stockholders' Agreement, page 117

9.	Please revise to state exactly how many nominees Hellman & Friedman will be entitled to nominate to the board following the completion of the offering and the "certain other stockholders" who are a party to the agreement.

The Company has revised its disclosure on page 125 in response to the Staff’s comment.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	John Heyman, Chief Executive Officer,

JD Ellis, Chief Legal Officer

Snap One Holdings Corp.

Rick Kline,

Drew Capurro

Latham & Watkins, LLP